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SEC FILE NUMBER
8-67854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Non-Confidential, Public Copy

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, Suite 1100
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael D. Donahue
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Bl.,#875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael D. Donahue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Capital Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 26 day of February, 2021 by MICHAEL D. DONAHUE proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Notary Public

Notary Public

Signature

President

Title

SYLVIA DAVES GRIEB
Notary Public - California
Los Angeles County
Commission # 2236394
My Comm. Expires Apr 27, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Columbia Capital Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Columbia Capital Securities, Inc. as of December 31, 2020, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules collectively referred to as the "financial statements". In my opinion, the financial statements present fairly, in all material respects, the financial position of Columbia Capital Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Columbia Capital Securities, Inc.'s management. My responsibility is to express an opinion on Columbia Capital Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Columbia Capital Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I, II, & III has been subjected to audit procedures performed in conjunction with the audit of Columbia Capital Securities, Inc.'s financial statements. The supplemental information is the responsibility of Columbia Capital Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Columbia Capital Securities, Inc.'s auditor since 2019.
Los Angeles, California
February 26, 2021

Columbia Capital Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 58,553
Accounts receivable – advisory fees, net of allowance for bad debts of $45,000	389,485
Accounts receivable – others	2,565
Prepaid expense and other current assets	1,380
Total Current Assets	451,983
Equipment – at cost, net of accumulated depreciation of $1,320	2,221
Total Assets	$454,204

Liabilities and Shareholder's Equity

Liabilities	
Commissions payable	$347,839
Accounts payable and other accrued expenses	9,438
	357,277
Shareholder's Equity	
Common stock $1 par value, 100,000 shares authorized; 11,000 issued and outstanding	11,000
Paid-in capital	30,500
Retained earnings	55,427
Total Shareholder's Equity	96,927
Total Liabilities and Shareholder's Equity	$454,204

See accompanying notes to financial statements.

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2020

Note 1 – Organization and Nature of Business

Columbia Capital Securities, Inc., a California Corporation (the "Company") located in Los Angeles, California was incorporated July 26, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), is a Member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company previously operated under the name CCA Securities (from 2007-2009)

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private Placement of Securities; and
- Mergers and Acquisition services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not carry or hold customer funds or securities, and therefore operates under the ability to maintain a "Special Account for the Exclusive Benefit of Customers". Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment banking revenue is earned in the form of advisory fees and success fees, and reported under the caption "Advisory Fees". Advisory fees are recognized in accordance with the payment schedule outlined in the agreement. Success fees are earned and recognized upon the closing or completion of a transaction or once the Company becomes aware of the closing. Success fees are generated for services related to a limited number of transactions. Other Income is revenue earned in the form of administrative fees, and recognized when invoiced. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. As of January 1, 2019 the Company adopted ACS 606.

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2020

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal tax authorities from 2017 to the present, and by the State tax authorities from 2016 to the present.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Parties

The Company has an expense sharing agreement with an affiliated corporation. The terms of this agreement provide that all overhead expenses incurred are paid by the affiliated corporation and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include various operating costs incurred in the ordinary course of the business. The amount payable to the affiliated corporation is $1,000 per month, and is adjusted to actual at the beginning of the following year. During the year ended December 31, 2020 total expenses allocated from the affiliated corporation were $12,000.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $49,115 which was $25,285 in excess of its required net capital of $23,830. The Company's net capital ratio was 7.27 to 1.

Note 6 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies - the Company is subject to a 1.5% tax on net income, the minimum of which is $800. At December 31, 2020 the Company recorded the minimum franchise tax of $800.

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2020

Note 7– Exemption from SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company. As such, the Company is exempt from Rule 15c3-3.

Note 8 – Operating Leases

The Company leased office space as part of an expense sharing agreement with two affiliated companies (see note 4). Rent expense for the year ended December 31, 2020 was $1,356. With respect to ASC 842, there are no operating leases longer than one year.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Columbia Capital Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2020

A computation of reserve requirement is not applicable to Columbia Capital Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Columbia Capital Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
December 31, 2020

Information relating to possession or control requirements is not applicable to Columbia Capital Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PBK-RP-6: Exemption Report Review—No Exceptions to Exemption Provisions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Columbia Capital Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Columbia Capital Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Columbia Capital Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (exemption provisions) and (2) Columbia Capital Securities, Inc. stated that Columbia Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Columbia Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Columbia Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2021

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Columbia Capital Securities, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Columbia Capital Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Columbia Capital Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Columbia Capital Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Columbia Capital Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of Columbia Capital Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2021